SUB-ITEM 77H:  Changes in control of registrant

Federated U.S Government Securities Fund: 1-3 Years

As of August 31, 2012, Charles Schwab & Co Inc.
has attained control of the Registrant by acquiring 35.48% of the voting securities of the Registrant.